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                              June 16, 2020

       Brian D. Murphy
       President and Chief Executive Officer
       American Outdoor Brands Spin Co.
       18000 North Route Z
       Columbia, MO 65202

                                                        Re: American Outdoor
Brands Spin Co.
                                                            Amendment 1 to
Draft Registration Statement on Form 10
                                                            Submitted June 8,
2020
                                                            CIK 0001808997

       Dear Mr. Murphy:

               We have reviewed your amended draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

             After reviewing the information that you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment 1 to Draft Registration Statement on Form 10 Submitted June 8, 2020

       Our Amended and Restated Bylaws designate Delaware as the exclusive forum..., page 48

   1. We note the "not intended" language included in response to prior comment 1. As requested in prior
comment 1, state clearly both in the information statement and the bylaws filed as Exhibit
3.2 whether the provision applies to actions arising under the
                                                        Exchange Act or the
Securities Act. Additionally, refer to prior comment 1, and
                                                        provide the requested
disclosure if the provision applies. If the provision does not apply, refer to prior comment
1, and address the response requested.
       Where You Can Find More Information, page 132

   2. We note your response to comment 7. Please revise to remove the qualifying language
 Brian D. Murphy
American Outdoor Brands Spin Co.
June 16, 2020
Page 2
      such as "we believe" and "generally" from your statement that you have discussed the material provisions of the contracts and documents.
Report of Independent Registered Public Accounting Firm, page F-2

3. Please have the auditors address their audit report not only to the stockholders but also to the board of directors of Smith & Wesson Brands, Inc. Reference is made to Rule 2-02 of
      Regulation S-X.
Note 1. Background, Basis of Presentation, and Summary of Significant Accounting Policies
Revenue Recognition, page F-12

4. In your response to prior comment 10, we note your analysis of why you do not disclose revenue by your four brand lanes. Consider revising to disclose revenue by major product line rather than by brand lane. For example, we note your disclosure on page 85 that your outdoor products and accessories encompass hunting, fishing, camping, shooting, and personal security and defense products, and you provide several examples of they types of products within these categories. Further, you indicate part of the increase in revenue from 2018 to 2019 was from electro-optics products and market acceptance of newly introduced shooting, hunting, and cutlery products over the past several years.
       You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Edward
M. Kelly,
Senior Counsel, at (202) 551-3728 or Erin M. Purnell, Senior Counsel, at (202) 551-3454 with any other questions.



                                                            Sincerely,
FirstName LastNameBrian D. Murphy
                                                            Division of
Corporation Finance
Comapany NameAmerican Outdoor Brands Spin Co.
                                                            Office of
Manufacturing
June 16, 2020 Page 2
cc:       Robert S. Kant, Esq.
FirstName LastName